February 7, 2011

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:          EXFO Inc.
Form 20-F for the fiscal year ended August 31, 2010
Filed November 24, 2010
File No. 000-30895

Dear Mr. Cascio,

We have taken note of your comments raised in the review of our fiscal 2010 Annual Report on Form 20-F. Please find below our responses and comments to each matter that you raised.

Form 20-F for the period ended August 31, 2010

Financial Statements

Consolidated Statements of Earnings, page F-5

1. Please revise future filings to remove the stock-based compensation costs summary total in Note (1) from the face of your statements of earnings. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within the MD&A.

We took note of your comment. In future filings we will remove the total line item for stock-based compensation from the face of the statement of earnings.

2. Please tell us why cost of sales is exclusive of amortization. Please clarify whether any of the amortization expenses relate to manufacturing assets and if so, why it is appropriate to exclude these amounts from your cost of sales.

The Company prepares its financial statements in accordance with Canadian GAAP, which does not preclude the presentation of cost of sales and gross margin on the face of the statement of earnings exclusive of depreciation and amortization. Amortization expenses relate in part to manufacturing assets, and therefore are considered part of the costs of conversion of inventories, as specified in CICA 3031, Inventories, paragraph 12.

Note 8 to the consolidated financial statements specifically disclose the following:

“The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.”

This is in compliance with the requirement to disclose the amount of inventories recognized as an expense in the period, as set out in paragraph 36 of CICA 3031.

The Company notes that under U.S. GAAP (including SEC Rules, Regulations and interpretations), an entity is not permitted to disclose depreciation as a separate item in the statement of income unless the caption “cost of sales” is accompanied by the phrase “(exclusive of depreciation shown below)”; the Company believes it has complied with this guidance.  However, the Company further notes that the line item labeled “gross margin” should not exclude depreciation and amortization (SAB Topic 11.B).In future filings, and due to the fact that Canadian GAAP is not prescriptive on the presentation of subtotals such as ‘gross margin’ that excludes depreciation and amortization, we will provide an explanatory footnote in the U.S. GAAP reconciliation footnote to clearly state that the presentation of a ‘gross margin’ line that excludes depreciation and amortization in the statement of earnings is not permitted under U.S. GAAP.

Note 3. Business Combinations – NetHawk Oyj, page F-14

3. Please tell us where you have provided the pro forma disclosures required by FASB ASC 805-10-50-2 (h) for the acquisition of NetHawk.

We acknowledge SEC Staff’s comment.   In future filings, we will provide the required pro forma disclosure for any significant acquisitions, pursuant to the disclosure requirement in ASC 805-10-50-2. In addition, in our next annual report on Form 20-F for the year ended August 31, 2011, we will provide comparative pro forma information related to the acquisition of NetHawk Oyj.

It should be noted however that, on September 13, 2010, we filed a Business Acquisition Report (BAR) with the Canadian Securities Commissions that included, among other things, unaudited pro forma consolidated statements of earnings for the year ended August 31, 2009 and for the six months ended February 28, 2010, as if the acquisition occurred on September 1st, 2009. On the same date, we furnished the BAR on form 6-K with the Securities and Exchange Commission in the United States. The BAR was filed and furnished prior to the issuance of our Annual Report on Form 20-F for the fiscal year ended August 31, 2010 on November 24, 2010. The BAR contains more comprehensive information than the one required by FASB ASC 805-10-50-2 (h) on the magnitude of the acquisition its impact on our results of operations and financial position. As a result of the disclosures in this filing, we determined that the disclosures had already been provided to investors, albeit outside of the audited consolidated financial statements.

In responding to your comments, we also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses meet your requirements. Should you wish to discuss this matter in further details, please don’t hesitate to contact me at (418) 683-0211.

Sincerely,

/s/ Pierre Plamondon
__________________________________________
Pierre Plamondon, CA
Vice-President, Finance and Chief Financial Officer